July 23, 2007

Mail Stop 6010

Corporate Advisory Services
  agent for service for
China Northern Medical Device, Inc.
251 Jeanell Dr., Suite 3
Carson City, NV 89703

> **Re: China Northern Medical Device, Inc.**
> **Registration Statement on Form SB-2**
> **Filed June 29, 2007**
> **File No. 333-144243**

Ladies and Gentlemen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fee Table

1.   Please clarify the purpose of the first sentence following the table. Also tell us the rule on which you rely to register an offering for an "estimated" number of shares solely for calculating the fee.

Prospectus

Front Cover of Prospectus, page 1

2.   Please specify the expiration date for this offering. See Item 501(a)(9)(iii) of Regulation S-B.

3.   We note your disclosure here that a minimum purchase requirement and escrow arrangement exist for this offering. We also note your disclosure on page 3 that there is no minimum offering amount, and your disclosure here and on page 3 that proceeds of the offering will be available immediately to the company. Please reconcile these disclosures. Please also note that, depending on your response, you may need to expand your tabular disclosure on page 1 to include information regarding the minimum amount of the offering. See Item 501(a)(9)(iv) of Regulation S-B.

4.   Please reconcile your reference to "officers and directors" with your subsequent disclosure that you have only one manager who serves as your only officer and director.

Summary of Our Company, page 2

5.   Expand to explain what operations you have commenced, if any, including the steps you have taken to establish "strategic relationships." Also, if true, you should identify specifically that you do not have any existing arrangements with any company to act as their sales or distribution agent or consultant.

Risk Factors, page 2

6.   Please add a risk factor discussing the risks of any government regulation, foreign or domestic, to which your company is and will be subject. For example, explain the effect that specific laws in the United States and China have on sales and distribution agents for medical device manufacturers.

7.   Please add a risk factor discussing the risk that investors in this offering may be unable to effect change in the company, given the percentage of shares owned by Mr. Wu.

8.   Please add a risk factor that describes the effect on your proposed business plan if you fail to raise the maximum offering amount.

9.   Please tell us whether and when you plan to register a class of your securities under the Exchange Act. If you do not intend to register a class of securities, please:

- disclose the risks related to termination of periodic disclosure due to the automatic reporting suspension under Section 15(d) of the Exchange Act; and
- explain the effect of the inapplicability of the proxy rules and Section 16 of the Exchange Act.

10.   If your management and substantially all of your assets are located outside of the United States, please add a risk factor regarding the ability of investors to serve process and collect judgments.

11.   Please tell us why the issues raised in Note 6 on page F-13 are not explained as risk factors.

We are a new business . . ., page 2

12.   We note your reference to management's "limited experience the medical device market." From the disclosure on page 13, it is unclear to what experience this statement refers. If your management has no experience in the market, please revise to say so directly.

Our independent auditor . . ., page 2

13.   Please disclose why your current stage of development casts doubt on your ability to continue as a going concern. For example, do you have insufficient funds to meet your expenses during the next month?

14.   Please disclose the impact of your auditor's doubts about your ability to continue as a going concern. For example, does the auditor's statement make your access to needed capital more difficult or expensive?

If we are unable to compete . . ., page 3

15.   Please reconcile your disclosure here that you operate in highly competitive areas with your disclosure on page 10, which states that northern China is a niche market.

The commercial potential of our products, page 4

16.   Please explain why the uncertainty in Europe concerning reimbursement status of health care products is relevant to your business, given your disclosure that you intend to focus on northern China and North America.

Shares of stock that are eligible for sale, page 7

17.   Please reconcile your statement that 600,000 shares will be freely tradable with your disclosure on page 3 that your CEO may purchase some of those 600,000 shares. Also revise your disclosure on page 15 accordingly.

Dilution and Comparative Data, page 8

18.   Please disclose dilution based on a reasonable range of potential shares sold in the offering.

19.   Given that Mr. Wu is your only current shareholder, please revise your disclosure here and in other sections of the prospectus to avoid reference to multiple shareholders. Similarly, please revise your disclosure to avoid reference to multiple officers and directors.

Use of Proceeds, page 9

20.   Please prioritize this list of intended expenditures so that investors can determine what you will be using your proceeds for if less than your maximum is raised. For example, if you raise less than $120,000, will you still use the proceeds for all categories of expenditures?

21.   Please clarify your reference to a minimum amount of shares offered given that the disclosures in your prospectus imply that there is no minimum.

22.   We note you have identified investments in short-term, investment grade securities and money market accounts as a possible use for your proceeds. We also note that such investments are not specified in your use of proceeds table. Please clarify whether you will invest the proceeds in such instruments.

23.   With a view toward clarified disclosure in an appropriate section of your document, please tell us how you will satisfy the liabilities currently on your balance sheet.

Determination of Offering Price, page 10

24.   We note your disclosure that you determined the offering price "arbitrarily." However, you also disclose several factors that you considered in setting such offering price. Please clarify whether you relied on any factors to set the offering price. If specific factors did affect the offering price, please clarify how those factors affected your determination. Also revise your disclosure on page 6 accordingly.

Business, page 10

25.   Please expand your disclosure to explain why you believe the local health care system in northern China lags behind. Also explain how you intend to provide

home medical devices in a timely manner, when the current system has failed to do so.

26.   Please explain why most "enterprises fail to successfully expand and market their products." Also describe how you intend to assist manufacturers overcome these deficiencies.

27.   Please expand your disclosure to provide the information required by Item 101(c)(1) and 101(c)(2) of Regulation S-B.

28.   We note your disclosure on page 16 that your attorney is doing business as China Northern Medical Device, Inc. Please describe the rights you have to your name and how another party is able to use your intellectual property.

Competition, page 11

29.   Please disclose whether there are other companies that operate with a business model similar to yours. Describe the competition from those companies, including the methods of competition.

Governmental Regulation, page 11

30.   With a view toward disclosure, please explain any governmental restrictions on private for-profit companies engaging in the type of business you say that you intend to conduct in China.

31.   We note your disclosure regarding developing a market in North America for medical devices. Please expand your disclosure to describe fully the potential scope of the FDA's statutory and regulatory requirements for approval of devices. You should describe possible requirements to submit a pre-market approval application to the FDA for review that is supported by extensive data, including technical, preclinical, clinical trials, manufacturing, and labeling to demonstrate to the FDA's satisfaction the safety and effectiveness of the device.

Include in your disclosure a description of the following regulatory issues:

- device classification information;
- investigational device exemption requirements;
- obligations of a sponsor of an investigational device exemption;
- pre-market approval application requirements and conditions of approval;
- duration of the process;
- registration and labeling requirements;
- advertising and promotion;

- quality system regulation and manufacturing of the device;
- post-market reporting and record-keeping requirements, including medical device reporting and reports of corrections or removals;
- import and export requirements; and
- potential sanctions for violations.

Provide similar disclosure regarding regulations in China.

32.   Describe applicable health care privacy laws.

Facilities, page 12

33.   Please clarify the nature of your facilities. For example, is this one office located in a commercial building shared with other businesses? Do other businesses share your space?

Plan of Operation, page 12

34.   Please expand your disclosure to summarize the research you will be conducting over the term of your plan of operation. Please also expand your disclosure to briefly discuss how and when you intend to seek and obtain marketing, licensing and consulting agreements.

35.   Explain what your plan of operation will be in the event that you do not raise the maximum amount of the offering. Will that plan be different that the one currently disclosed and, if so, how?

36.   We note your disclosure on page 12 regarding sufficient capital for the next 12 months and your disclosure on page 9 that you have allocated $200 for working capital. Please provide us your calculations demonstrating that this is sufficient capital to satisfy your needs, including satisfying your obligations under the Exchange Act. Your response should evidence consideration of your historical cash flow rate and any additional expenses for preparation and auditor review of required Exchange Act reports, audit fees, fees of filer services, and other professionals.

37.   We note your disclosure on page F-8 that "[t]he Company is actively pursuing additional funding and a potential merger and acquisition candidate . . ., which will allow the Company to continue operations through the next fiscal year." Please describe here or in your Business section, as appropriate, the steps your have taken in your active pursuit and the status of those activities.

Management, page 13

38.   Please expand Mr. Wu's biographical information to briefly explain the "international trade business" of Sunny Co., Ltd. Also disclose the location of each of the businesses mentioned in this section.

Compensation, page 13

39.   Please revise to clarify the amount of compensation paid to-date. Include relevant tables and disclosure required by Regulation S-B Item 402.

Related-Party Transactions, page 13

40.   Please tell us why you do not describe in this section the sale of shares to your CEO.

Description of the Securities, page 14

41.   Please revise your disclosure to provide in your prospectus the information required by Item 510 of Regulation S-B.

Shares Available for Future Sale, page 15

42.   Please explain your references to the "Applicable Requirements."

43.   Given that Mr. Wu is your only current shareholder, please revise this section to address specifically when he will be able to sell his shares publicly pursuant to Rule 144.

Plan of Distribution, page 16

44.   Please provide us your analysis of whether your offering is subject to Rule 419. In your analysis, please address:

- The specific steps that you have taken to accomplish the operational objectives in your business plan, including the date of the action and the people involved;
- The experience of your management in your proposed business; and
- Whether you have executed any contracts or have other binding obligations that evidence the business you describe in your prospectus.

Also, please provide us a copy of the written business plan and the internal marketing research that you mention on page 10.

45.   We note your disclosure that checks or wire transfers are to be made payable to your attorney. Please provide us your analysis of whether your attorney is a broker for your offering as defined by the Exchange Act. Cite all authority on which you rely.

46.   Please clarify whether you will accept or reject subscriptions immediately or only after the end of the offering. Also clarify when subscribers will become shareholders of your company. In the event of a delay, please disclose any right of investors to withdraw their subscriptions.

Additional Information, page 16

47.   Please explain to us your reference to "warrants and options," as this registration statement appears to pertain only to an offering of your common stock.

Financial Statements

48.   Please update the financial statements when required by Item 310(g) to Regulation S-B.

49.   Please remove the term "singular" from your statement of operations, changes in shareholders' equity and cash flows or tell us what this means and revise your audit opinion to match the title of your schedules.

Balance Sheet, page F-4

50.   Please tell us the nature of your prepaid expenses and add an accounting policy note for prepaid expenses.

Outside Back Cover Page of Prospectus

51.   We note your disclosure that you are registering a maximum of 6,000,000 shares under this registration statement. Please reconcile this disclosure with your prior disclosures that identify a maximum of 600,000 shares to be registered. Please also expand this section to identify the minimum purchase requirement, if any.

Part II

Undertakings, page II-2

52.   Due, in part, to the language of Rule 430C, please revise your disclosure to include the undertakings in Regulation S-B Item 512(a)(4) and 512(g)(2).

Signatures

53.   Please indicate below the second paragraph of text required on the Signatures
        page who signed the document in the capacities of principal executive officer,
        principal financial officer and controller or principal accounting officer.

Exhibits

54.   Please include updated accountants' consents with any amendment to the filing.

Exhibit 5

55.   We note the references in the opinion to the shares that "have been" issued or
        sold. Please tell us which securities covered by the opinion have been issued and
        sold and how those issuances and sales were consistent with Section 5 of the
        Securities Act.

* * * * * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
      filing effective, it does not foreclose the Commission from taking any action with
      respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact at Praveen Kartholy at (202) 551-3378 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3800 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Cletha A. Walstrand, Esq.